December 28, 1995




Securities and Exchange Commission
Washington, D.C.  20549



     RE:  Good Times Restaurants Inc.



Gentlemen:

We have been informed by the Company that closing of the books has been delayed. We therefore anticipate that the audit of the consolidated financial statements of Good Times Restaurants Inc. will not be able to be completed by the required filing date of December 29, 1995 without unreasonable cost and effort.

Sincerely,




HEIN + ASSOCIATES LLP